UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33747

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NYCE Corporation Employees’ Tax Deferred Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

METAVANTE TECHNOLOGIES, INC.

4900 W Brown Deer Road

Milwaukee, WI 53223

REQUIRED INFORMATION

The NYCE Corporation Employees’ Tax Deferred Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

NYCE Corporation Employees’ Tax Deferred Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of December 31, 2007,

and Report of Independent Registered Public Accounting Firm

NYCE Corporation Employees’ Tax Deferred Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of December 31, 2007, and

Report of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

NYCE Corporation Employees’ Tax Deferred

Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the NYCE Corporation Employees’ Tax Deferred Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI

June 25, 2008

NYCE Corporation Employees’ Tax Deferred Savings Plan

Statements of Net Assets Available for Benefits

as of December 31, 2007 and 2006

	2007	2006
Assets:
Investments - at fair value:
Master Trusts	$7,193,322	$7,652,679
Investments	13,937,620	13,167,724
Loans to participants	75,610	182,189
Cash and cash equivalents	152	—

Total investments	21,206,704	21,002,592
Receivables - accrued investment income	12,212	11,920

Total assets	21,218,916	21,014,512
Liabilities - payables/pending trades	3,559	4,930

Net Assets Available for Benefits at Fair Value	21,215,357	21,009,582
Adjustments from fair value to contract value for fully benefit-responsive investment contacts	29,904	29,074

Net Assets Available for Benefits	$21,245,261	$21,038,656

See notes to financial statements

NYCE Corporation Employees’ Tax Deferred Savings Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2007 and 2006

	2007	2006
Investment Income:
Plan’s interest in Master Trust investment income	$457,802	$892,846
Net appreciation in fair value of investments	395,844	1,192,685
Interest and dividends	304,415	239,971

Net investment income	1,158,061	2,325,502
Deductions - Benefits paid to participants	(951,456)	(1,739,536)

Increase in net assets available for benefits	206,605	585,966
Net assets available for benefits:
Beginning of year	21,038,656	20,452,690

End of year	$21,245,261	$21,038,656

See notes to financial statements

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006

1.	Description of Plan

The following description of the NYCE Corporation Employees’ Tax Deferred Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried employees of NYCE Corporation (“NYCE”) who had a minimum of three months of service with the exception of leased, temporary, in-house temporary, in-house consultant, special project, free-lance, on-call, casual and bargaining unit employees. Metavante Technologies, Inc. (“Metavante”) is the administrator of the Plan, and the Marshall & Ilsley Trust Company (the “Trustee”), is the trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On November 1, 2007, Metavante became a separate publicly-traded company from Marshall & Ilsley Corporation (“M&I”). Prior to November 1, 2007, M&I was the administrator of the Plan. NYCE is a 100% owned subsidiary of Metavante.

On July 30, 2004, NYCE merged with M&I and participants in the Plan actively employed by NYCE became 100% vested. The Plan’s benefits were frozen as of December 31, 2004. Effective January 1, 2005, each Plan participant was eligible to make the election to participate in the M&I Retirement Program, a defined contribution plan which is also subject to the provisions of the ERISA. As of November 1, 2007, participant account balances of Metavante participants in the M&I Retirement Program were transferred to the Metavante Retirement Program. As a result of the fact that Metavante common stock is no longer purchased as part of the Plan, the Plan will no longer be required to file Form 11-K reports in the future.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. For participants not 100% vested in the company match as a result of NYCE merger, vesting in the NYCE’s contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

Forfeitures - Forfeited nonvested accounts are allocated to eligible participant accounts as defined in the Plan. As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $43,072 and $96,543, respectively. During the year ended December 31, 2007, $91,344 of forfeitures were allocated to participants accounts to resolve the voluntary compliance resolution described in Note 9. During the year ended December 31, 2006 there were no forfeitures allocated to eligible participant accounts.

Investment Options - Participants may direct the investment of their contributions into the nineteen investment options offered by the Plan.

Participant Loans - Prior to December 20, 2005, participants could borrow from their vested accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. As of December 20, 2005, the Plan no longer offers new loans to participants. The loans were written with original terms of two to five years. The interest rates were based on prevailing market conditions and are fixed over the life of the note. Interest rates on participant loans at December 31, 2007 and 2006, ranged from 6.00% to 7.00%.

Payment of Benefits - Participants in the Plan or beneficiaries are eligible to receive a benefit upon the participant’s termination of employment, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds and a common collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value except for the Marshall & Ilsley Stable Principal Fund (the “Fund”), which is stated at fair value and then adjusted to contract value. The Fund invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at fair value. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company’s applicable rate schedule. There are no limitations on guarantees of the contracts.

Quoted market prices are used to value investments held by the Plan as well as the underlying investments of the Master Trusts in which the Plan invests. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Administrative expenses of the Plan were paid by NYCE for the years ended December 31, 2007 and 2006.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2007 and 2006.

Adoption of New Accounting Guidance - In 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Plan as of January 1, 2008. Plan management has evaluated the impact of SFAS No. 157 and has determined that the statement will have no impact on the Plan’s financial statements other than expanded footnote disclosure.

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

3.	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Metavante Master Trust - Growth Balanced Fund*	$2,942,836	$—
Metavante Master Trust - Aggressive Balanced Fund*	1,872,672	—
Metavante Master Trust - Moderate Balanced Fund*	1,152,976	—
Marshall Mid Cap Growth Fund*	1,282,299	—
M&I Master Trust - Growth Balanced Fund*	—	3,009,606
M&I Stable Principal Fund*	2,462,065	2,338,274
M&I Master Trust - Aggressive Balanced Fund*	—	1,977,428
Vanguard Institutional Index Fund	2,059,445	1,815,788
M&I Master Trust - Moderate Balanced Fund*	—	1,134,450
Goldman Sachs Small Cap Value Fund	1,166,481	1,358,154
Marshall Mid Cap Value Fund*	1,164,754	1,186,106
Marshall International Stock Fund*	1,329,966	1,252,082

*	Represents a party-in-interest

During the years ended December 31, 2007 and 2006, the Plan’s Mutual Fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006
Mutual funds	$395,844	$1,192,685

Net appreciation in fair value of investments	$395,844	$1,192,685

4.	Interest in Master Trust

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the “Master Trusts”) are established by Metavante and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Metavante Retirement Program for the year ended December 31, 2007 and with the M&I Retirement Program and the Missouri State Bank & Trust Company Retirement Savings Plan for the year ended December 31, 2006, for investment and administrative purposes. The Metavante Master Trusts were created on November 1, 2007, prior to that time investment assets were held in M&I Master Trusts. Although assets of both plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

The Plan’s investments and income in the Master Trusts at December 31, 2007 and 2006, respectively, are summarized as follows:

Metavante Master Trust - Metavante Company Stock Fund
	2007	2006
Investments - whose fair value is determined based on quoted market prices - common stock	$19,485,557	$—

Net assets of the Metavante Master Trust - Metavante Company Stock Fund	$19,485,557	$—

Plan’s interest in net assets of the Metavante Master Trust - Metavante Company Stock Fund	$43,747	$—

Plan’s interest in Metavante Master Trust - Metavante Company Stock Fund as a percentage of the total	0.22%	0.00%

Dividend and interest income	$1,494	$—
Net depreciation in the fair value of investments - common stock	(1,508,750)	—

Total Metavante Master Trust - Metavante Company Stock Fund loss	$(1,507,256)	$—

Metavante Master Trust - M&I Stock Fund
	2007	2006
Investments - whose fair value is determined based on quoted market prices - common stock	$66,346,691	$—

Net assets of the Metavante Master Trust - M&I Stock Fund	$66,346,691	$—

Plan’s interest in net assets of the Metavante Master Trust - M&I Stock Fund	$149,274	$—

Plan’s interest in Metavante Master Trust - M&I Stock Fund as a percentage of the total	0.22%	0.00%

Dividend and interest income	$777,732	$—
Net depreciation in the fair value of investments - common stock	(14,793,032)	—

Total Metavante Master Trust - M&I Stock Fund loss	$(14,015,300)	$—

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

Metavante Master Trust - Moderate Balanced Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$4,828,907	$—

Net assets of the Metavante Master Trust - Moderate Balanced Fund	$4,828,907	$—

Plan’s interest in net assets of the Metavante Master Trust - Moderate Balanced Fund	$1,152,976	$—

Plan’s interest in Metavante Master Trust - Moderate Balanced Fund as a percentage of the total	23.88%	0.00%

Dividend and interest income	$39,178	$—
Net depreciation in the fair value of investments - mutual funds	(61,706)	—

Total Metavante Master Trust - Moderate Balanced Fund loss	$(22,528)	$—

Metavante Master Trust - Aggressive Balanced Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$10,814,316	$—

Net assets of the Metavante Master Trust - Aggressive Balanced Fund	$10,814,316	$—

Plan’s interest in net assets of the Metavante Master Trust - Aggressive Balanced Fund	$1,872,672	$—

Plan’s interest in Metavante Master Trust - Aggressive Balanced Fund as a percentage of the total	17.32%	0.00%

Dividend and interest income	$79,811	$—
Net depreciation in the fair value of investments - mutual funds	(322,999)	—

Total Metavante Master Trust - Aggressive Balanced Fund loss	$(243,188)	$—

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

Metavante Master Trust - Aggressive Stock Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$50,581,803	$—

Net assets of the Metavante Master Trust - Aggressive Stock Fund	$50,581,803	$—

Plan’s interest in net assets of the Metavante Master Trust - Aggressive Stock Fund	$413,668	$—

Plan’s interest in Metavante Master Trust - Aggressive Stock Fund as a percentage of the total	0.82%	0.00%

Dividend and interest income	$378,685	$—
Net depreciation in the fair value of investments - mutual funds	(2,061,409)	—

Total Metavante Master Trust - Aggressive Stock Fund loss	$(1,682,724)	$—

Metavante Master Trust - Growth Balanced Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$52,703,043	$—

Net assets of the Metavante Master Trust - Growth Balanced Fund	$52,703,043	$—

Plan’s interest in net assets of the Metavante Master Trust - Growth Balanced Fund	$2,942,836	$—

Plan’s interest in Metavante Master Trust - Growth Balanced Fund as a percentage of the total	5.58%	0.00%

Dividend and interest income	$405,681	$—
Net depreciation in the fair value of investments - mutual funds	(1,096,641)	—

Total Metavante Master Trust - Growth Balanced Fund loss	$(690,960)	$—

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

Metavante Master Trust - Diversified Stock Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$12,740,831	$—

Net assets of the Metavante Master Trust - Diversified Stock Fund	$12,740,831	$—

Plan’s interest in net assets of the Metavante Master Trust - Diversified Stock Fund	$618,149	$—

Plan’s interest in Metavante Master Trust - Diversified Stock Fund as a percentage of the total	4.85%	0.00%

Dividend and interest income	$92,179	$—
Net depreciation in the fair value of investments - mutual funds	(435,429)	—

Total Metavante Master Trust - Diversified Stock Fund loss	$(343,250)	$—

The Plan’s income in M&I Master Trust’s for 2007 is for the period of January 1, 2007 through October 31, 2007.

M&I Master Trust - Aggressive Stock Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$—	$116,363,654

Net assets of the M&I Master Trust - Aggressive Stock Fund	$—	$116,363,654

Plan’s interest in net assets of the M&I Master Trust - Aggressive Stock Fund	$—	$439,274

Plan’s interest in M&I Master Trust - Aggressive Stock Fund as a percentage of the total	0.00%	0.38%

Dividend and interest income	$311,134	$942,819
Net appreciation in the fair value of investments - mutual funds	14,613,484	14,455,227

Total M&I Master Trust - Aggressive Stock Fund income	$14,924,618	$15,398,046

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

M&I Master Trust - Growth Balanced Fund

	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$—	$127,634,361

Net assets of the M&I Master Trust - Growth Balanced Fund	$—	$127,634,361

Plan’s interest in net assets of the M&I Master Trust - Growth Balanced Fund	$—	$3,009,606

Plan’s interest in M&I Master Trust - Growth Balanced Fund as a percentage of the total	0.00%	2.36%

Dividend and interest income	$2,377,259	$2,724,630
Net (depreciation) appreciation in the fair value of investments - mutual funds	(3,375,046)	10,296,520

Total M&I Master Trust - Growth Balanced Fund income	$(997,787)	$13,021,150

M&I Master Trust - Aggressive Balanced Fund
	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$—	$18,624,234

Net assets of the M&I Master Trust - Aggressive Balanced Fund	$—	$18,624,234

Plan’s interest in net assets of the M&I Master Trust - Aggressive Balanced Fund	$—	$1,977,428

Plan’s interest in M&I Master Trust - Aggressive Balanced Fund as a percentage of the total	0.00%	10.62%

Dividend and interest income	$228,325	$243,808
Net appreciation in the fair value of investments - mutual funds	1,965,337	1,610,942

Total M&I Master Trust - Aggressive Balanced Fund income	$2,193,662	$1,854,750

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

M&I Master Trust - Moderate Balanced Fund
	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$—	$8,164,618

Net assets of the M&I Master Trust - Moderate Balanced Fund	$—	$8,164,618

Plan’s interest in net assets of the M&I Master Trust - Moderate Balanced Fund	$—	$1,134,450

Plan’s interest in M&I Master Trust - Moderate Balanced Fund as a percentage of the total	0.00%	13.89%

Dividend and interest income	$286,806	$179,817
Net appreciation in the fair value of investments - mutual funds	523,799	370,800

Total M&I Master Trust - Moderate Balanced Fund income	$810,605	$550,617

M&I Master Trust - Diversified Stock Fund
	2007	2006
Investments - whose fair value is determined based on quoted market prices - mutual funds	$—	$23,233,811

Net assets of the M&I Master Trust - Diversified Stock Fund	$—	$23,233,811

Plan’s interest in net assets of the M&I Master Trust - Diversified Stock Fund	$—	$762,039

Plan’s interest in M&I Master Trust - Diversified Stock Fund as a percentage of the total	0.00%	3.28%

Dividend and interest income	$146,986	$227,035
Net appreciation in the fair value of investments - mutual funds	2,842,647	2,384,163

Total M&I Master Trust - Diversified Stock Fund income	$2,989,633	$2,611,198

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

M&I Master Trust - Common Stock Fund
	2007	2006
Investments - whose fair value is determined based on quoted market prices - common stock	$—	$483,516,733

Net assets of the M&I Master Trust - Common Stock Fund	$—	$483,516,733

Plan’s interest in net assets of the M&I Master Trust - Common Stock Fund	$—	$329,882

Plan’s interest in M&I Master Trust - Common Stock Fund as a percentage of the total	0.00%	0.07%

Dividend and interest income	$8,921,663	$10,761,089
Net (depreciation) appreciation in the fair value of investments - common stock	(85,391,269)	48,675,405

Total M&I Master Trust - Common Stock Fund income	$(76,469,606)	$59,436,494

At December 31, 2007, the Metavante Master Trust - Company Stock Fund held 827,346 shares of common stock of Metavante, the sponsoring employer, with a cost basis of $7,971,650. During the year ended December 31, 2007, the Metavante Master Trust - Common Stock Fund did not record any dividend income. For the period of January 1, 2007 through October 31, 2007, the M&I Master Trust – Common Stock Fund recorded dividend income of $8,859,411. At December 31, 2006, the M&I Master Trust – Company Stock Fund held 10,024,546 shares of M&I common stock, with a cost basis of $142,705,068. During the year ended December 31, 2006, the M&I Master Trust – Common Stock Fund recorded dividend income of $10,702,171.

5.	Federal Income Tax Status

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by Metavante. The Plan has not requested its own determination letter from the Internal Revenue Service. However, Metavante and Plan administrator believe that the Plan is currently designed, and being operated in compliance, with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

NYCE Corporation Employees’ Tax Deferred Savings Plan

Notes to the Financial Statements as of and for the Years ended December 31, 2007 and 2006 - continued

7.	Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006, and for the year ended December 31, 2007 are as follows:

	2007	2006
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$21,245,261	$21,038,656
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	(29,904)	(29,074)

Net assets available for benefits per Form 5500	$21,215,357	$21,009,582

Statement of changes in assets available for benefits:
Increase in net assets per the financial statements	$206,605
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(830)

Net income per Form 5500	$205,775

8.	Plan Termination

Although it has not expressed any intention to do so, NYCE has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.

9.	Voluntary Compliance Resolution

In June 2006, M&I filed an application for a compliance statement from the IRS under the Voluntary Correction Program, a component of the Employee Plans Compliance Resolution System. The compliance statement was sought with respect to the following operational failure:

During plan years 1999, 2000, 2001, 2002, and 2003, improper true-up matching contributions were calculated by a third-party administrator, and made by NYCE.

On July 20, 2007, NYCE was informed by the IRS that their application for a compliance statement was accepted, and the Plan will not be subject to disqualification.

10.	Subsequent Event

Effective March 12, 2008, the Plan made several changes to the investment options available to plan participants, which included new investment options and replacement of investment options.

Supplemental Schedule

NYCE Corporation Employees’ Tax Deferred Savings Plan

Form 5500, Schedule H, Part IV, Line 4i –

Schedule of Assets (Held at End of Year) as of December 31, 2007

Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value
M&I Stable Principal Fund*	Common Collective Fund	$2,462,065
Vanguard Institutional Index Fund	Registered Investment Company	2,059,445
Goldman Sachs Small Cap Value Fund	Registered Investment Company	1,166,481
Marshall Mid Cap Value Fund*	Registered Investment Company	1,164,754
T Rowe Price Growth Stock Fund	Registered Investment Company	491,837
Marshall Short Intermediate Bond Fund*	Registered Investment Company	843,646
Managers Special Equity Fund	Registered Investment Company	758,785
Marshall Mid Cap Growth Fund*	Registered Investment Company	1,282,299
Davis NY Venture Fund	Registered Investment Company	980,357
Marshall International Stock Fund*	Registered Investment Company	1,329,966
Marshall Large Cap Value Fund*	Registered Investment Company	1,024,645
Marshall Large Cap Growth Fund*	Registered Investment Company	373,340
Metavante Master Trust—Metavante Company Stock Fund*	Master Trust	43,747
Metavante Master Trust—M&I Stock Fund*	Master Trust	149,274
Metavante Master Trust—Moderate Balanced Fund*	Master Trust	1,152,976
Metavante Master Trust—Aggressive Balanced Fund*	Master Trust	1,872,672
Metavante Master Trust—Aggressive Stock Fund*	Master Trust	413,668
Metavante Master Trust—Growth Balanced Fund*	Master Trust	2,942,836
Metavante Master Trust—Diversified Stock Fund*	Master Trust	618,149
Various participants*	Participant Loans (at interest rates of 6.0% - 7.0%) maturing January 2009 to November 2009	75,610

		$21,206,552

*	Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NYCE Corporation Employees’ Tax Deferred Savings Plan

/s/ Kenneth F. Best
Kenneth F. Best
Principal Accounting Officer

On behalf of Metavante Technologies, Inc. as Plan Administrator

Date: June 27, 2008